425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.8689 www.kayescholer.com

December 19, 2012

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Ms. Jennifer Gowetski, Senior Counsel
Ms. Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.
Confidential Draft Registration Statement on Form S-11
Submitted October 19, 2012
CIK No. 0001547546

Dear Ms. Gowetski and Ms. Hunter:

On behalf of Five Oaks Investment Corp., a Maryland corporation (the “Company”), enclosed are two courtesy copies of the above referenced Registration Statement (the “Registration Statement”), as concurrently filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the draft Registration Statement on Form S-11 confidentially submitted to the Commission on October 19, 2012. For clarity, this response letter is being furnished confidentially while the Registration Statement filed today is being publicly filed.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 15, 2012 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the Registration Statement.

General

1.              We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption.  We will refer your response to the Division of Investment Management for further review.

The Company currently conducts its operations and intends to continue to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the “40% test”). Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company relies on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act.  Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires the Company to invest at least 55% of its assets in “mortgages and other liens on and interest in real estate”, or “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets”.  The Company monitors its holdings to ensure continuing and ongoing compliance with this test.  In satisfying this 55% requirement, based on SEC staff guidance, the Company may treat Agency RMBS issued with respect to an underlying pool of mortgage loans in which the Company holds all of the certificates issued by the pool as qualifying real estate interests.  The SEC staff has not issued guidance with respect to whole pool Non-Agency RMBS.  Accordingly, based on the Company’s own judgment and analysis of the SEC’s guidance with respect to whole pool Agency RMBS, RMBS issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool may be treated as qualifying real estate interests.  The Company may also treat whole mortgage loans that the Company acquires directly as qualifying real estate interests provided that 100% of the loan is secured by real estate when the Company acquires it and the Company has the unilateral right to foreclose on the mortgage.  The Company currently intends to treat partial pool Agency and Non-Agency RMBS as real estate-related assets.  The Company will treat any interest rate swaps or other derivative hedging transactions we enter into as miscellaneous assets that will not exceed 20% of our total assets.  The Company expects to rely on guidance published by the SEC or its staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Additionally to the extent that the Company elects in the future to conduct its operations through wholly owned or majority-owned subsidiaries, the Company will be structured so that the combined value of its investments in any future wholly owned or majority-owned subsidiary that do not rely on Section 3(c)(1) or 3(c)(7) for its Investment Company Act exclusion will at all times exceed 60% of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. As a result, the Company expects that at all times the value of the “investment securities” held by the Company, including investments in any subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. The Company, therefore, would be excluded from the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act. The Company would monitor its and its future subsidiaries’ holdings to ensure continuing and ongoing compliance with this test.

The Company would not treat as “investment securities” the value of its interest in such subsidiaries that are operated in such a manner as to ensure that that they will qualify for the exemption provided by Section 3(c)(5)(C) of the Investment Company Act (“Real Estate Subs”). The Company would intend to operate the Real Estate Subs so that:

(i)                                     At least 55% of their assets would consist of qualifying real estate assets which would include:

•                                          agency and non-agency whole pool certificates,

•                                          residential mortgage whole loans,

•                                          commercial mortgage whole loans, and

(ii)                                  At least 80% of their assets would consist of qualifying real estate assets and real estate-related assets. The real estate-related assets primarily would include:

•                                          fixed and floating rate commercial mortgagebacked securities that do not qualify to be treated as qualifying real estate assets, and

•                                          agency and non-agency partial pool certificates.

Kaye Scholer LLP expects to deliver a legal opinion to the underwriters at the closing of the Company’s initial public offering confirming the Company is not required to register as an investment company under the Investment Company Act.

2.              Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company has attached a graphic of its logo and two charts that it intends to use in the prospectus as Exhibit 1 hereto. The Company advises the Staff that it does not presently intend to include any other graphics, maps, photographs and related captions or other artwork in the prospectus. To the extent the Company intends to do so, it will supplementally provide the Staff with copies of any such graphics, maps, photographs or other artwork for its review prior to inclusion in any preliminary prospectus.

3.              Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Support for the quantitative and qualitative business and industry data are concurrently being delivered to the Staff supplementally in paper form pursuant to Securities Act Rule 418.

4.              We note that you intend to elect to be taxed as a REIT and your investment strategy and principal objective include investing in Agency and non-Agency RMBS.  We continue to consider the applicability of Industry Guide 5 to this filing, including prior performance disclosure.  In light of the disclosure beginning on page 4 regarding the extensive experience of your manager’s team and on page 135 regarding the bankruptcy of Ceres Capital, please revise to balance your disclosure throughout the prospectus with a detailed narrative describing the background and experience of your manager’s team, including identifying prior investment vehicles with which they were involved and any major adverse business developments.  In addition, for each investment vehicle, please tell us the identity of the individual(s) who controlled and/or made investment decisions and describe the holdings and investment strategy.  We may have additional comment.

The Company has provided more detailed narratives describing the background and experience of its manager’s team, including prior investment vehicles with which they were involved and any major adverse business developments on pages 139 through 141 of the Registration Statement.

The Company has also revised the disclosure on pages 4, 11 and 119 of the Registration Statement to add a cross-reference to the more detailed narratives on pages 139 through 141 of the Registration Statement and to the discussion under “Other Matters Concerning Our and Our Manager’s Executive Officers.”

As reflected in the detailed narratives, Victoria Finance and Farmington Finance are the only two prior investment vehicles with which the Company’s management have been involved. We supplementally provide to the Staff as Exhibit 2 hereto information regarding the identity of the individuals who controlled and/or made investment decisions for each investment vehicle referenced in the expanded biographies and the holdings and investment strategy for each such investment vehicle.

5.              Please advise us why you believe that Item 506 of Regulation S-K dilution disclosure is not applicable or revise.

We supplementally advise the Staff that the dilution disclosure pursuant to Item 506 of Regulation S-K is not applicable. The Company will not grant any shares of common stock to any individuals at the time of the initial public offering other than to grant concurrently with the closing of the initial public offering an aggregate of 4,500 shares of common stock to its three director nominees and a certain number of shares to its Manager under the Company’s equity plan representing  0.5% of the aggregate number of shares sold in the initial public offering, before any exercise by the underwriters of their option to purchase additional shares.  These grants will not result in material dilution to the investors in the initial public offering.

In addition, as disclosed in the Registration Statement, immediately prior to the closing of the initial public offering the Company will effect a reverse stock split.  Upon completion of the reverse stock split, there will be no substantial disparity between the per share of common stock cash cost of the May 2012 private placement to the officers, directors and affiliated persons and the public offering price in this offering.

6.              Please disclose your portfolio turnover policy.  Please refer to Item 13(b) of Form S-11.

The Company has revised the disclosure on pages 14 and 131 of the Registration Statement to disclose the Company’s portfolio turnover policy.

Prospectus Cover Page

7.              Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.

The Company has revised the disclosure on the cover page to limit the cover page to one page as required by Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

Overview, page 1

8.              We note that you describe your portfolio on a GAAP and non-GAAP basis.  Please revise to briefly explain why you present your portfolio in such a manner, including two separate charts on page 8.

The Company has added disclosure on page 1 to explain why the Company presents non-GAAP financial information, which additional disclosure appears also at pages 10 and 11 of the Registration Statement.

Portfolio Composition, page 8

9.              Please disclose the percentages of the portfolio that are Alternative-A and subprime loans.  In addition, as applicable, please revise the “Business Strategy” and “Target Assets” sections of the summary to address the relative focus on these types of loans.

The Company has revised the disclosure on page 9 of the Registration Statement to include the percentages of the portfolio that are Alternative-A and subprime loans.  The Company has also added additional disclosure to the discussions under “Our Investment Strategy” and “Target Assets” on page 5.

Management Agreement, page 16

10.       We note you indicate on page 18 that you will reimburse your manager for the salaries and other compensation of your Chief Financial Officer.  In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The Company will disclose in its future filings that require Item 402 or 404 of Regulation S-K the amount of fees paid to the manager and will (a) break out the amounts paid pursuant to the management fee and the reimbursement provision; and (b) within reimbursements, specify any amounts reimbursed for salaries or benefits of a named executive officer.

11.       We note you indicate on pages 19 and 139 that employees of your manager may receive restricted common stock and other equity based awards.  Please revise your disclosure to explain the purpose of granting equity based awards to your manager, its personnel and affiliates, considering that the manager is already entitled to the management fee.

The Company has revised the disclosure on pages 20, 144 and 146 of the Registration Statement to explain the purpose of granting equity-based awards to Oak Circle Capital Partners LLC (“Oak Circle”), its personnel and certain affiliates given that Oak Circle is already entitled to the management fee.  Additionally,  the Company has added that such grants to Oak Circle will in turn be allocated firstly to non-member employees and officers of Oak Circle, and then the balance of the grants to members (including the Company’s officers) proportionally based on each member’s respective ownership of Oak Circle.  Finally, the letter agreement among Oak Circle and its members that memorializes such allocations is filed as Exhibit 10.3 with the Registration Statement.

Management Agreement, page 16

12.       In your fee table on page 17, please provide an estimate of the dollar amount of the base management fee and expense reimbursement to be paid to the manager in the first full fiscal year, assuming the maximum number of securities are sold in this offering.

The Company has revised the disclosure on page 19 of the Registration Statement to provide for an estimate of the dollar amount of the base management fee and expense reimbursement to be paid to the manager in the first full fiscal year, assuming the maximum number of securities are sold in this offering.

Summary Risk Factors, page 23

13.       Please revise the tenth bullet point on page 24 to quantify your anticipated leverage and provide the maximum leverage that you may incur.

The Company has revised the tenth bullet point on page 25 of the Registration Statement, and the risk factor heading on page 50 of the Registration Statement, to quantify its anticipated leverage and provide that there is no maximum leverage that the Company may incur.

Risk Factors, page 30

Risks Related to Financing and Hedging, page 49

14.       Please revise in the appropriate section to provide information about the required financial covenant ratios and the most recent calculation of the actual ratios.  In addition, please tell us whether you intend to file these agreements as exhibits.

The only covenants in the Company’s repurchase agreements relate to net worth, either in the context of a dollar amount or a percentage decline between periods.  The Company does not believe that the inclusion of net worth covenants in a limited number of repurchase agreements will have a material effect on its financial flexibility due to the overall number of such agreements the Company has in place, the uncommitted nature of such facilities and the fact that they represent bilateral agreements.  The agreements utilize the standard master repurchase agreement format as published by the Bond Market Association (now the Securities Industry and Financial Markets Association).  The form of this master repurchase agreement (“MRA”) has been added as Exhibit 10.9 with this Registration Statement.

Risks Associated with Our Relationship with Our Manager, page 56

“The management agreement with our Manager was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third-party and may be costly and difficult to terminate,” page 57

15.       Please revise here and in the related Summary Risk Factor on page 24 to address the difficulty the company would have in terminating or electing not to renew the manager for poor performance.

The Company has revised the disclosure on page 58 and the related Summary Risk Factor on page 26 of the Registration Statement to address the difficulty the Company would have in terminating or electing not to renew the manager for poor performance.

Use of Proceeds, page 79

16.       We note your disclosure on page 79 that you intend to invest the net proceeds from this offering in the following ranges of your total assets:  65-100% Agency RMBS and 0-35% Non-Agency RMBS.  Please revise your disclosure to provide the approximate monetary amount of the net proceeds intended to be used for each such purpose and explain to us why the broad range of percentages provided is appropriate.  Please refer to Item 504 of Regulation S-K.  In addition, please let us whether you have identified any Agency or Non-Agency RMBS to purchase.

The Company has noted over the last several months an acceleration of the private sector’s involvement in housing finance, and accordingly has revised the Registration Statement to reflect this trend and to relate that it now intends to include newly issued Non-Agency RMBS among its target assets  (rather than just Non-Agency RMBS that when originally issued were rated in the highest rating category but now trade at a discount).  See pages 2, 12, 117 and 127 of the Registration Statement.  As a result of this trend and in response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement to narrow the ranges to approximately 50-70% Agency RMBS and approximately 30-50% Non-Agency RMBS.  The increase in the percentages for Non-Agency RMBS reflects the anticipated contributions of newly issued Non-Agency RMBS.  As market conditions are constantly changing, the Company observes that the actual percentages of holdings at any given time will be in response to the opportunities available in different interest rate, economic and credit environments prevailing at that time. The Company has revised the disclosure on page 80 of the Registration Statement to include the approximate monetary amount of the net proceeds intended to be used for Agency RMBS and Non-Agency RMBS. The Company advises the Staff that the Company has not identified any specific Agency or Non-Agency RMBS that it is likely to purchase.

Management’s Discussion and Analysis of Financial Condition..., page 84

17.       For those repurchase agreements you account for as collateralized financings, please quantify the average balance for the period presented and the maximum balance at any month-end.  In addition, in future periodic filings, please disclose average quarterly balances, quarter-end balances, and the maximum balance at any month-end.  Explain the causes and business reasons for significant variances among these amounts.

The Company has revised the disclosure on page 95 of the Registration Statement to quantify the average balance for the period presented and the maximum balance at any month-end.  For future periodic filings, the Company will disclosure average quarterly balances, quarter-end balances and the maximum balance at any month-end.  The Company will also explain in future periodic filings the causes and business reasons for any significant variance among these amounts.

Investment Portfolio, page 90

18.       We note your disclosure on page 84 that your objective is to “provide attractive risk-adjusted returns to [your] investors ....”  However, it does not appear that you provide disclosure that addresses the credit risk of your investment portfolio other than the general disclosure on pages 88 and 109.  Please advise us how management assesses the credit risk of the non-agency RMBS in your portfolio, including any internal or external risk ratings, LTV metrics, watch lists, or similar measures it uses.  We may have further comment.

The evaluation process involves modeling under various different scenarios the future cashflows expected to be generated by a specific security based on the current and projected delinquency and default status of the portfolio, and expected recoveries derived primarily from loan-to-value metrics, relative to the purchase price of the security. At purchase, the Manager estimates the portion of the discount that it does not expect to recover and incorporates it into the Manager’s expected yield and accretion calculations. As part of the Company’s Non-Agency RMBS surveillance process, the Manager tracks and compares each security’s actual performance over time to the performance expected at the time of purchase or, if the Company has modified its original purchase assumptions, to its revised performance expectations. To the extent that actual performance of the Company’s Non-Agency RMBS deviates materially from the Manager’s expected performance parameters, the Company may revise its performance expectations, such that the amount of purchase discount designated as credit discount may be increased or decreased over time.

The Company has revised the disclosure on pages 113 through 114 of the Registration Statement to include this explanation.

19.       Please revise to disclose the constant prepayment rate on your RMBS and to include additional relevant data regarding the non-agency RMBS in your portfolio, including but not limited to collateral type, interest rate type, geographic diversification, loan size, and loan vintage.

The Company has revised the disclosure on pages 108 through 109 of the Registration Statement to include additional relevant data regarding the Non-Agency RMBS in its portfolio, including collateral type, interest rate type, geographic diversification, loan size and loan vintage.

20.       Please indicate the potential percentage of your assets that you may invest in swap agreements, or indicate if there is a limit on the percentage of assets that may be invested in swap agreements.  If no such limit exists, please disclose.

The Company has revised the disclosure on pages 95 through 96 of the Registration Statement to indicate that there is no limit to the percentage of assets that the Company may invest in swap agreements and to reflect that the mark-to-market value of an interest rate swap agreement under any reasonable interest rate scenario is likely to be a fraction of the notional amount of the asset or liability being hedged.  Nonetheless, as addressed in the Company’s response to Comment 1, there is a de facto limit on such percentage given that swap agreements are “bad assets” for Investment Company Act analyses.

Management, page 134

21.       We note you indicate that both Mr. Carroll and Mr. Oston have over 30 years of experience.  We further note you indicate on page 145 that Mr. Comisso has 20 years of experience and Mr. Flynn has 35 years of experience.  Please revise your disclosure to provide more specificity regarding the occupations held and the dates of employment.  Please refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure on pages 139 through 141 and pages 150 through 151 of the Registration Statement to provide more specificity regarding the occupations held and the dates of employment of Messrs. Carroll, Oston, Comisso and Flynn.

Our Manager and Management Agreement, page 145

22.       Please clarify whether there are any limits on the amounts that your manager may invest on your behalf without seeking prior approval from your Board of Directors.  If not, please address this risk in your Risk Factors section.

There are no limits on the amounts that the Company’s manager may invest on the Company’s behalf without seeking prior approval from the Company’s Board of Directors.  The Company has revised the disclosure on page 151 of the Registration Statement to clarify this point.  The Company respectfully submits that the risk factor entitled “Our board of directors has approved very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager” on pages 57 through 58 of the Registration Statement addresses this risk, but has revised the risk factor to specify that the Manager may invest in any investment on the Company’s behalf without restriction as to the dollar amount of such investment and without the prior approval of the Company’s Board of Directors.

Certain Relationships and Related Transactions, page 156

Related Party Transaction Policies, page 158

23.       We note you indicate that you expect your board of directors to adopt a policy regarding the approval of any related person transactions.  Please revise to clarify when you anticipate such a policy will be adopted.

The Company has revised the disclosure on page 163 of the Registration Statement to indicate that the Board of Directors will adopt a policy regarding the approval of any related person transactions prior to completion of the initial public offering contemplated by the Registration Statement.

Note 6—Repurchase Agreements, page F-17

24.       Please revise to present all information required by Rule 4-08(m) of Regulation S-X, including presenting data by group for repurchase agreements maturing (1) overnight; (2) term up to 30 days; (3) term of 30 to 90 days; (4) term over 90 days and (5) demand.

The Company has added the disclosure in both the audited July 31, 2012 financial statements at page F-18 and the unaudited September 30, 2012 financial statements at page F-41 of the Registration Statement to present all information required by Rule 4-08(m) of Regulation S-X both at July 31, 2012 and at September 30, 2012, including data by group for repurchase agreements maturing (1) overnight; (2) term up to 30 days; (3) term of 30 to 90 days; (4) term over 90 days and (5) demand.  The Company will include such information in all of its future financial statements.

Part II.  Information Not Required in Prospectus, page II-1

Item 33.  Recent Sales of Unregistered Securities, page II-1

25.       We note you indicate that you sold $26.5 million of your common stock in May 2012.  Please revise to provide the date of the sale and the number of shares of common stock sold.  Please refer to Item 701(a) of Regulation S-K.

The Company has revised the disclosure on page II-1 of the Registration Statement to include the date of the sale and to include the number of shares of common stock sold (both in pre-stock split data, as well as a placeholder for post-stock split data to be inserted prior to the effectiveness of the Registration Statement).  The Company has retained the disclosure regarding the dollar amounts invested in the May 2012 private placement.  It respectfully submits that the presentation of the dollar amounts invested avoids potential confusion that could in its view result if only the actual share numbers were used instead given that the number of shares acquired in May would not reflect the reverse stock split.

Item 36.  Financial Statements and Exhibits, page II-3

26.       We note you indicate that a number of your exhibits are to be filed by amendment.  Please file all required exhibits as promptly as possible.

The Company has filed additional exhibits with this Registration Statement and will file all remaining exhibits with a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review those documents.

27.       We note the exhibit list includes “form of” agreements.  Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company advises the Staff that any “form of” agreements that will be filed as exhibits to the Registration Statement will be substantially similar in all material respects to the final executed agreements. Other than with respect to the indemnification agreements and the MRA (see our response to Comment 14), if a “form of” an agreement that has been filed as an exhibit to the Registration Statement is finalized and executed prior to the effectiveness of the Registration Statement, the Company will file such finalized agreement with a pre-effective amendment to the Registration Statement. The Company further advises the Staff that any “form of” agreements other than the indemnification agreements and the MRA, that will not be finalized and executed prior to effectiveness of the Registration Statement will be filed in final executed form following the completion of the initial public offering contemplated by the Registration Statement on a Current Report on Form 8-K in accordance with the requirements of such form.

Supplemental Information

The Company Supplementally advises the Staff of the following:

A.             Registration of Oak Circle as an Investment Adviser.

On November 16th, Oak Circle was notified by the Commission that it had become a registered investment adviser.  Accordingly, pertinent references in the Registration Statement to Oak Circle’s former status as an “Exempt Reporting Adviser” have been adjusted.

B.             Concurrent Private Placement of Preferred Stock

Introduction to Placement:  Part II of the Registration Statement references a private placement pursuant to Rule 506 of Regulation D under, and Section 4(2) of, the Securities Act of 100 shares of 12.5% Cumulative Non-Voting Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) to 100 “qualified purchasers” as defined in Section 2(a)(51) of the Investment Company Act (the “Preferred Stock Placement”) at $1,000 per share on an “all-or-none” best efforts basis.  The narrow purpose of this Preferred Stock Placement is to enable the Company to meet the 100-holder REIT qualification requirement mandated by the Internal Revenue Code.  Given the need to have at least 100 holders of its equity shares for at least 335 days during 2013, the Company has retained REIT Funding LLC (“REIT Funding”) to facilitate the Preferred Stock Placement, which is currently expected to close in early January 2013.

The Preferred Stock will be callable with a premium based on the period of time the shares have been outstanding.  The call premium will be 10% of the original purchase price through December 31, 2014, after which there will be no premium.

Each purchaser will be required to be a “qualified purchaser” to require a more sophisticated investor than just an individual “accredited investor” within the meaning of Rule 502, and to enable potentially the Company to utilize the exclusion to the registration requirements under the Investment Company Act provided by Section 3(c)(7) thereto in addition to that provided by Section 3(c)(5)(C) thereto.  Each current holder of the Company’s outstanding capital stock is either a “qualified purchaser” or a “knowledgeable employee” (within the meaning of Rule 3C-5 under the Investment Company Act).

The Company has advised us that it intends to, and states in the offering circular for the Preferred Stock Placement that it will, redeem all outstanding shares of the Preferred Stock concurrently with the closing of the initial public offering.  Disclosure regarding the Preferred Stock Placement is included in the Company’s Registration Statement as footnote (3) to the table in “Capitalization” at page 83, under “Description of Our Securities” at page 169 and in Item 33 of Part II.

Integration Analysis:  The Company believes that, in accordance with the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (“Release No. 33-8828”), as subsequently confirmed by the Staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “CDI”), the Preferred Private Placement should not be integrated with the public offering that is the subject of the Company Registration Statement.

The Commission’s guidance in Release No. 33-8828 sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings.  In Release No. 33-8828, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a registrant’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Specifically, Release No. 33-8828 provides that:

The determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release No. 33-8828, pp. 54-56.

The interpretive guidance provided in Release No. 33-8828 was subsequently confirmed by the staff in the CDI, which made it clear that such guidance applies to private placements under Rule 506 of Regulation D as well as private placements under Section 4(2) under the Securities Act.

In the CDI, the Staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Section 4 (2) or the Rule 506 safe harbor, with a registered public offering without having to limit the private offering to qualified institutional or accredited investors, as under the Black Box Incorporation (June 26, 1990) and Squadron, Ellenoff (February 28, 1992) no-action letters issued by the Division of Corporation Finance, or to a company’s key officers and directors, as under the “Macy’s” position.

Based on the guidance set forth in Release No. 33-8828, the Company believes that the Rule 506 exemption is available for its Preferred Private Placement.  Additionally, the Company observes that the tests for not integrating the Preferred Private Placement with the Company’s initial public offering set forth in Rule 502 are satisfied:

(i)                        the Preferred Stock Placement has a distinct (and narrow) purpose from the Company’s initial public offering of its common stock and hence there is no single plan of financing;

(ii)                     the Preferred Stock is not the same class as the common stock;

(iii)                  while offers and/or sales may be made at or about the same time in both offerings, and while the securities offered in both are being sold for cash, the timing and pricing of the Preferred Stock Placement vis a vis the initial public offering are subject to very different considerations and parameters; and

(iv)                 the Preferred Stock will be sold, as noted, solely for the purpose of satisfying the REIT-qualification tests under the Internal Revenue Code and accordingly not for the same general purpose as the initial public offering.

The Preferred Stock to be sold in the Preferred Private Placement will not be offered by means of a general solicitation, whether in the form of the Company’s Registration Statement or otherwise.  The Company has been advised by REIT Funding that REIT Funding’s registered broker-dealer affiliate, H&L Equities, LLC, has a substantive, pre-existing relationship with each of the potential investors in the Preferred Private Placement (and that indeed each potential purchaser is a client of H&L Equities, LLC), and each will be directly contacted by REIT Funding or its registered broker-dealer affiliate on behalf of the Company outside of the public offering effort. Specifically, the investors in the Preferred Private Placement consist (again as the Company has been advised) exclusively of persons who regularly participate in these 100-holder placements by REITs.  It is through REIT Funding’s substantive, pre-existing relationship with these investors, and not through the Registration Statement, that such investors will become interested in participating in the Preferred Private Placement.

Further, the Company affirms, and the investors in the Preferred Private Placement will make representations in the subscription documents for the Preferred Private Placement, that each of the investors in the Preferred Private Placement (i) was not identified or contacted through any marketing of the public offering, and (ii) did not independently contact the Company as a result of the Company’s Registration Statement.  These Preferred Stock investors will not have been identified or contacted through a general solicitation by means of the Registration Statement or otherwise.  Accordingly, the Company believes that the Preferred Private Placement will be exempt under Rule 506 of Regulation D and should not be integrated with the Company’s public offering.

* * * * *

If you have any questions with respect to this Registration Statement, please contact me at Kenneth.Mason@kayescholer.com/(212) 836-7630, or Dan Hartnett at Daniel.Hartnett@kayescholer.com/(312) 583-2380.

Very truly yours,

KAYE SCHOLER LLP

By:	/s/ Kenneth G.M. Mason, Esq.
Kenneth G.M. Mason, Esq.

Enclosure

CC:                          David C. Carroll, Chief Executive Officer and President, Five Oaks Investment Corp.

David Oston, Chief Financial Officer, Treasurer and Secretary, Five Oaks Investment Corp.
Daniel J. Hartnett Esq., Esq., Kaye Scholer LLP
Bonnie A. Barsamian, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP

Exhibit 1

Comment Response 2 - Logo and Charts

Exhibit 2

Comment Response 4 - Supplementary Investment Vehicle Information

Name of investment vehicle	Identity of the individual(s) who controlled and/or made investment decisions	Holdings and investment strategy

Victoria Finance Ltd*	David Carroll, David Oston, Kian Fui (Paul) Chong and Tom Flynn

The strategy for this investment vehicle involved the purchase, predominantly on a buy-and-hold basis, of a widely diversified portfolio of investment-grade assets, including bank debt, insurance company debt, RMBS, CDOs, Asset-Backed Securities and CMBS. The strategy was financed with long-term subordinated capital, medium-term notes and commercial paper.*

Farmington Finance Ltd*	David Carroll and Kian Fui (Paul) Chong

This long-only, unlevered investment vehicle represented a partial long-term alternative financing of a “vertical slice” of the Victoria Finance portfolio, and thus its holdings mirrored those of Victoria Finance at closing. The strategy was primarily designed to offer investors some degree of loss mitigation relative to the potential impact of selling assets into a market environment of constrained liquidity. The transaction incorporated a limited reinvestment option for two years, permitting the reinvestment of principal repayments into a limited range of assets types, principally RMBS, Asset-Backed Securities and CMBS, as determined by the financing provider (lender), the investors and the rating agency. The transaction was unwound at the direction of the lender and the investors in August 2011.*

*                                         Please refer to Annex A to our confidential transmittal letter of October 19, 2012 for detailed classifications of assets and for our Guide 5 analysis regarding each investment vehicle.